EXHIBIT 99.15

Media Release

Rio Tinto and China’s State Power Investment Corporation launch battery swap truck trial fleet at Oyu Tolgoi mine

27 October 2025

ULAANBAATAR, Mongolia--(BUSINESS WIRE)-- Rio Tinto and China’s State Power Investment Corporation (SPIC) Qiyuan have launched a trial of battery swap electric haul truck technology at the Oyu Tolgoi copper mine in Mongolia.
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The trial is Rio Tinto’s first use of battery swap electric haul trucks in surface mining operations. This is a major step towards developing the cost-effective technology and operational learnings required to reduce emissions from mining haulage fleets – one of the largest contributors to the company’s Scope 1 and 2 carbon footprint.
Over the last year Rio Tinto and SPIC Qiyuan have delivered and installed a fleet of eight 91-tonne Tonly trucks, together with 13 batteries (each 800 kWh), a battery swapping station, static charger, and supporting infrastructure.
The trucks will now be used by Oyu Tolgoi for tailings dam construction and top soil transportation tasks, providing Rio Tinto with hands on experience operating and maintaining a complete battery electric truck and swap charging system.

Media Release

Battery swapping technology allows the battery of an electric mining truck to be replaced at a battery swap station in less than seven minutes, without the need to charge the vehicle at a fixed charging facility. This minimises downtime and improves equipment efficiency.
Rio Tinto General Manager Global Equipment and Diesel Transition Ben Woffenden said: “The launch of this trial with SPIC Qiyuan is an important milestone, harnessing China’s widely used and leading battery swap technology in a partnership that supports Rio Tinto’s drive to accelerate low-carbon innovation. The rapid deployment and fast-tracked operational learnings have highlighted the importance of partnerships in advancing low-emission haulage alternatives for our business.
“By working with partners such as SPIC Qiyuan and Tonly, Rio Tinto is rapidly identifying and adopting cost-effective, proven innovations that can support operational excellence and advance decarbonisation goals.”
General Manager of Qiyuan Green Power, Mr. Guo Peng said: "We are honoured to partner with Rio Tinto to launch this milestone battery-swap truck trial at the Oyu Tolgoi mine. SPIC Qiyuan is committed to advancing green energy technology innovation, and this partnership showcases the significant potential of our proven battery-swap solutions in helping global mining customers reduce emissions and enhance operational efficiency. We look forward to deepening our collaboration with Rio Tinto to jointly explore broader prospects for the mining industry's low-carbon transition."
The equipment will be tested through to the end of 2026 and will help Rio Tinto identify opportunities for wider adoption of this low emission technology across the company. Rio Tinto’s global fleet of 700 haul trucks includes about 100 small or medium class (100-200t payload) vehicles, offering the potential to adopt current-generation battery swap technology.

View source version on businesswire.com: https://www.businesswire.com/news/home/20251026376828/en/

Media Release

Contacts
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This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

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